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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D



                         CENTRAL AMERICAN EQUITIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    152382107
                                 (CUSIP Number)

                                    Paul King
                            1954 Port Cardigan Place
                             Newport Beach, CA 92660
                                 (949) 644-9235

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 1, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
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1.       NAMES OF REPORTING PERSONS

         Paul D. King

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      N/A
         (b)      N/A

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

         PF       (Personal Funds)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH:

         7.  SOLE VOTING POWER:                      759,774

         8.  SHARED VOTING POWER:                    0

         9.  SOLE DISPOSITIVE POWER:                 759,774

         10.  SHARED DISPOSITIVE POWER:              0

         11.  AGGREGATE AMOUNT
                  BENEFICIALLY  OWNED BY
                  EACH REPORTING PERSON:             759,774

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11):                                5.2%
                                                     (759,774 of a total of
                                                       14,739,268)

14.TYPE OF REPORTING PERSON:                         Individual


ITEM 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Central American Equities, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 19200 Von Karman Avenue, Irvine, CA 92612.
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ITEM 2.  IDENTITY AND BACKGROUND.

         A.       Paul D. King
         B.       1954 Port Cardigan Place
                  Newport Beach, CA 92660


C.       Director
         Central American Equities
         19200 Von Karman, Suite 500
         Irvine, CA  92612

D.       N/A
E.       N/A
F.       United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Founders shares and conversion of debt

ITEM 4.  PURPOSE OF TRANSACTION.

         This is a first reporting of stock holdings. Stock is Founders Stock and conversion of debt.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (A)      amount of shares          759,774
                           Approximate percent       5.2%

                  (B)      759,774

                  (C)      these are founders shares and conversion of debt

                  (D)      N/A

                  (E)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         N/A

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:  N/A


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2000               /s/ Paul D. King
                                    ------------------
                                        Paul D. King